Exhibit 99.2

Consolidated Financial Statements

Aurinia
Pharmaceuticals

YEAR END 17

For the year ended
December 31, 2017
(expressed in thousands of U.S. dollars)

Aurinia
Pharmaceuticals

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. (the Company) are the responsibility of management.
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.
The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors (the Board) exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Richard Glickman”	(Signed) “Dennis Bourgeault”
Chief Executive Officer	Chief Financial Officer

Victoria, British Columbia
March 13, 2018

March 13, 2018

Independent Auditor’s Report

To the Shareholders of
Aurinia Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries as at December 31, 2017 and December 31, 2016 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Financial Position As at December 31, 2017
(expressed in thousands of US dollars)

	2017 $	2016 $
Assets
Current assets
Cash and cash equivalents	165,629	39,649
Short term investments (note 4)	7,833	—
Accounts receivable	109	86
Prepaid expenses and deposits	1,681	1,683
	175,252	41,418
Clinical trial contract deposits	448	—
Property and equipment (note 5)	31	29
Acquired intellectual property and other intangible assets (note 6)	14,116	15,550
	189,847	56,997
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 7)	7,959	5,791
Current portion of deferred revenue (note 8)	118	118
Contingent consideration (note 9)	73	2,021
	8,150	7,930
Deferred revenue (note 8)	442	560
Contingent consideration (note 9)	3,719	3,419
Derivative warrant liabilities (note 10)	11,793	9,138
	24,104	21,047
Shareholders’ Equity
Share capital
Common shares (note 11)	499,200	299,815
Warrants (note 11)	906	971
Contributed surplus	18,360	17,017
Accumulated other comprehensive loss	(883)	(805)
Deficit	(351,840)	(281,048)
	165,743	35,950
	189,847	56,997
Commitments and contingencies (note 19)
Subsequent event (note 22)
The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

(signed) Lorin J. Randall	(signed) Benjamin Rovinski
Director	Director

Aurinia Pharmaceuticals Inc. Consolidated Statements of Operations and Comprehensive Loss For the years ended December 31, 2017 and December 31, 2016
(expressed in thousands of US dollars, except per share data)

	2017 $	2016 $
Revenue (note 8)
Licensing revenue	418	118
Research and development revenue	—	50
Contract services	2	5
	420	173
Expenses
Research and development (note 12)	33,930	14,534
Corporate, administration and business development (note 12)	12,096	6,970
Amortization of acquired intellectual property and other intangible assets (note 6)	1,434	1,457
Amortization of property and equipment	22	22
Contract services	1	4
Other expense (income) (note 13)	(195)	2,213
	47,288	25,200
Net loss before change in estimated fair value of derivative warrant liabilities	(46,868)	(25,027)
Change in estimated fair value of derivative warrant liabilities (note 10)	(23,924)	1,732
Net loss for the year	(70,792)	(23,295)
Other comprehensive income (loss) Item that may be reclassified subsequently to income (loss)
Net change in fair value of short term investments (note 4)	(78)	—
Net comprehensive loss for the year	(70,870)	(23,295)
Net loss per common share (note 15) (expressed in $ per share)
Basic and diluted loss per common share	(0.92)	(0.66)
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Changes in Shareholders’ Equity (Deficit) For the years ended December 31, 2017 and December 31, 2016
(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity (deficit) $
Balance – January 1, 2017	299,815	971	17,017	(281,048)	(805)	35,950
Issue of common shares	173,104	—	—	—	—	173,104
Share issue costs	(10,780)	—	—	—	—	(10,780)
Exercise of warrants	297	(65)	—	—	—	232
Exercise of derivative warrants	29,953	—	—	—	—	29,953
Exercise of stock options	6,811	—	(2,899)	—	—	3,912
Stock-based compensation	—	—	4,242	—	—	4,242
Net loss and comprehensive loss for the year	—	—	—	(70,792)	(78)	(70,870)
Balance - December 31, 2017	499,200	906	18,360	(351,840)	(883)	165,743

Balance – January 1, 2016	261,645	1,297	15,579	(257,753)	(805)	19,963
Issue of units pursuant to bought deal	21,525	—	—	—	—	21,525
Share issue costs	(1,951)	—	—	—	—	(1,951)
Issue of units pursuant to private placement	6,260	820	—	—	—	7,080
Share issue costs	(389)	(51)	—	—	—	(440)
Issue of common shares	8,396	—	—	—	—	8,396
Share issue costs	(575)	—	—	—	—	(575)
Exercise of warrants	2,852	(947)	—	—	—	1,905
Exercise of cashless warrants	1,852	—	—	—	—	1,852
Expiry of warrants	—	(148)	148	—	—	—
Exercise of stock options	200	—	(93)	—	—	107
Stock-based compensation	—	—	1,383	—	—	1,383
Net loss and comprehensive loss for the year	—	—	—	(23,295)	—	(23,295)
Balance - December 31, 2016	299,815	971	17,017	(281,048)	(805)	35,950
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2017 and December 31, 2016
(expressed in thousands of US dollars)

	2017 $	2016 $
Cash flow provided by (used in)
Operating activities
Net loss for the year	(70,792)	(23,295)
Adjustments for
Amortization of deferred revenue	(118)	(168)
Amortization of property and equipment	22	22
Amortization of acquired intellectual property and other intangible assets	1,434	1,457
Change in value of short term investments (note 17)	67	—
Revaluation of contingent consideration	502	1,630
Loss (gain) on disposal of equipment	1	(19)
Change in estimated fair value of derivative warrant liabilities	23,924	(1,732)
Stock-based compensation	4,242	1,383
Share issue costs allocated to derivative warrants	—	655
Change in provision for restructuring costs	—	(116)
	(40,718)	(20,183)
Contingent consideration milestones paid	(2,150)	—
Net change in other operating assets and liabilities (note 17)	1,699	1,470
Net cash used in operating activities	(41,169)	(18,713)

Investing activities (note 17)
Purchase of short term investments	(97,996)	(21,138)
Proceeds on disposal/maturity of short term investments	90,018	31,135
Proceeds on disposal of equipment	—	19
Purchase of equipment	(25)	(15)
Capitalized patent costs	—	(10)
Net cash generated from (used in) investing activities	(8,003)	9,991

Financing activities (note 17)
Net proceeds from issuance of common shares	162,324	7,821
Net proceeds from issuance of bought deal units	—	26,142
Net proceeds from issuance of private placement units	—	6,640
Proceeds from exercise of derivative warrants	8,684	—
Proceeds from exercise of warrants	232	1,905
Proceeds from exercise of stock options	3,912	107
Net cash generated from financing activities	175,152	42,615
Increase in cash and cash equivalents during the year	125,980	33,893
Cash and cash equivalents – Beginning of year	39,649	5,756
Cash and cash equivalents – End of year	165,629	39,649
The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

1	Corporate information
Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.
Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis (LN).
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated). It's wholly owned subsidiary, Aurinia Pharma Corp. was wound up into the parent company and dissolved on November 30, 2017.

2	Basis of preparation
Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements were authorized for issue by the Board of Directors on March 13, 2018.
Basis of measurement
The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.
Functional and presentation currency
These consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.
Summary of significant accounting policies and changes in accounting policies
Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.
Intercompany transactions, balances and unrealized gains on transactions between companies are eliminated.
Translation of foreign currencies
Each asset and liability, revenue or expense arising from a foreign currency transaction is recorded at average rates of exchange during the period. The monetary assets and liabilities denominated in foreign currencies are translated into US dollars at rates of exchange in effect at the end of the period. Foreign exchange gains and losses arising on translation or settlement of a foreign currency denominated monetary item are included in the consolidated statements of operations and comprehensive loss.
Revenue recognition
Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and license fees. Revenues for each unit of accounting are recorded as described below:

•	Licensing and research and development revenues
The Company has agreements in specific regions with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

(1)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.
License fees representing a non-refundable payment received at the time of signature of a licensing agreement are recognized as revenue when the Company has no significant future performance obligations and collectability of the fees is reasonably assured. License fees received at the beginning of licensing agreements where significant future obligations exist are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

•	Milestone payments
Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.

•	Contract services
Revenues from contract services are recognized as services are rendered, the price is fixed or determinable and collection is reasonably assured.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.
Short term investments
Held-to-maturity investments are recorded initially at fair value and subsequently at amortized cost using the effective interest method less any provisions for impairment. Available for sale investments are recorded initially at fair value including direct and incremental transaction costs. They are subsequently recorded at fair value. Gains or losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Interest is determined using the effective interest method and impairment losses, if any, on monetary items are recorded in the statement of operations and comprehensive loss.

Property and equipment
Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.
The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	term of the lease
Office equipment and furniture	5 years
Computer equipment and software	3 years
Acquired intellectual property and other intangible assets
External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. Other intellectual property expenditures are recorded as research and development expenses on the consolidated statements of operations and comprehensive loss as incurred.

(2)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

Separately acquired intellectual property is shown at historical cost. The initial recognition of a reacquired right is recognized as an intangible asset measured on the basis of the remaining contractual term of the related contract. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the consolidated statements of operations and comprehensive loss. Purchased intellectual property and reacquired rights are capitalized and amortized on a straight-line basis in the consolidated statements of operations and comprehensive loss over periods ranging from 10 to 20 years.
Impairment of non-financial assets
Property and equipment and acquired intellectual property and other intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.
Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.
Proceeds from the issue of common share purchase warrants (warrants) treated as equity are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.
Provisions
A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
Research and development
Research costs are expensed in the year incurred. Development costs are expensed as incurred except for those that meet the criteria for capitalization, in which case they are capitalized and then amortized over the useful life. No development costs have been capitalized to date.
Stock-based compensation
The Company records stock-based compensation related to employee stock options granted using the estimated fair value of the options at the date of grant. The estimated fair value is expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services at the vesting date. The corresponding charge is to contributed surplus which is converted to share capital upon exercise. Any consideration received by the company in connection with the exercise of stock options is credited to share capital.
Leases
Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.
Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity (deficit), in which case the income tax is also recognized directly in shareholders’ equity.
Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

(3)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable the assets can be recovered.
Earnings (loss) per share
Basic earnings (loss) per share (EPS) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.
Financial instruments
Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.
A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.
At initial recognition, the Company classifies its financial instruments in the following categories:

i)
Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other expense (income) in the period in which they arise.

ii)
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise accounts receivable and cash. Cash equivalents are also included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest rate method less a provision for impairment.

iii)
Available for sale financial assets: Available for sale assets are non-derivative financial assets and short term investments that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the consolidated statements of operations and comprehensive loss. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the consolidated statements of operations and comprehensive loss.

iv)
Financial liabilities at amortized cost: Financial liabilities at amortized cost are composed of accounts payable and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, accounts payables are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within 12 months. Otherwise, they are presented as non-current liabilities.

v)
Financial liabilities at fair value: Contingent consideration provided to ILJIN SNT Co., Ltd. (ILJIN) (see note 9) and derivative warrant liabilities (see note 10) are financial liabilities recorded at fair value with subsequent changes in fair value recorded in the consolidated statements of operations and comprehensive loss.

(4)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

Impairment of financial assets

•	Financial assets carried at amortized cost
At each statement of financial position date, the Company assesses whether there is objective evidence a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statements of operations and comprehensive loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.
Recent changes in accounting standards

The Company has adopted the following new and revised standard, effective January 1, 2017.

International Accounting Standards (IAS) 7, Statement of cash flows
Effective for years beginning on or after January 1, 2017, IAS 7, Statement of cash flows, was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures regarding non-cash changes have been provided as applicable in note 17, supplementary cash flow information in these annual consolidated financial statements.
New accounting standards and amendments not yet adopted

The following standards and amendments to standards and interpretations are effective for annual periods beginning on or after January 1, 2018 and have not been applied in preparing these annual consolidated financial statements.
IFRS 9 Financial instruments
In July, 2014, the IASB revised IFRS 9 Financial Instruments. IFRS 9 is a three-part standard to replace IAS 39 Financial Instruments: Recognition and Measurement, addressing new requirements for (i) classification and measurement, (ii) impairment, (iii) hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. IFRS 9 is to be applied prospectively. We are currently finalizing an evaluation of our financial assets and liabilities and are expecting the following from adoption of the new standard: (i) we do not expect the new guidance to affect the classification and measurement of our financial assets and liabilities. (ii) we do not expect the new hedge accounting requirements to affect us as we do not use any hedging instruments and; (iii) the new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. Based on the nominal amount of our accounts receivable and the mix of our short-term investments and assessments undertaken to date, we do not expect the impact of this requirement to be significant. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to minimally change the nature and extent of our disclosures about our financial instruments. Based on our evaluation to date, we believe the adoption of this standard will not have a material impact on the Company’s consolidated financial statements.
IFRS 15 Revenue from contracts with customers
IFRS 15, Revenue from contracts with customers, was issued in May, 2014 by the IASB and replaces IAS 18, Revenue, IAS11 Construction Contracts, and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria. Entities can apply one of the two transition methods: retrospective or modified retrospective. Retrospective application requires applying the new guidance to each prior reporting period presented whereas the modified retrospective approach results in the cumulative effect, if any, of adoption being recognized at the date of initial application. The latest date of mandatory implementation of IFRS 15 is for annual reporting periods beginning on or after January 1, 2018. We will adopt this accounting standard on January 1, 2018 using the modified retrospective approach.

(5)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

We currently have no product sales or significant sources of revenue. However, we have recorded revenue from licensing agreements which is being amortized into revenue over time or recorded at a point of time depending on the nature of the agreement. Based on our analysis of the criteria as set out in IFRS 15 and the terms of each licensing agreement, we believe that on the adoption of IFRS 15 there will be no significant change in our business or on how we are recognizing this licensing revenue.
IFRS 2 Share based payments
In June, 2016, the IASB issued final amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. These amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. We are in the process of evaluating the impact that the amendment may have on our consolidated financial statements. However, based on the analysis performed to date, we believe these amendments will have no material effect on our consolidated financial statements.

IFRS 16 Leases
In January, 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognise a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption if IFRS 15 is also applied. We have elected to adopt IFRS 16 effective January 1, 2019. We are still assessing the potential impact that the adoption of IFRS 16 will have on our consolidated financial statements.

3	Critical accounting estimates and judgments
The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure the consolidated financial statements are presented fairly and in accordance with IFRS.
Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.
Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.
Critical estimates in applying the Company’s accounting policies

•	Contingent consideration
Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact on the results from operations. The impact of changes in key assumptions is described in note 9.

(6)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

•	Derivative Warrant Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value.
The Company uses the Black-Scholes pricing model to estimate fair value at each exercise and period end date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants. The impact of changes in key assumptions is described in note 10.

•	Fair value of stock options
Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility.
Critical judgments in applying the Company’s accounting policies

•	Revenue recognition
Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of license fees is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

•	Impairment of intangible assets
The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization as a key indicator. In making a judgment as to whether impairment indicators exist as at December 31, 2017, management concluded there were none.

•	Derivative warrant liabilities
Management has determined that derivative warrant liabilities are classified as long term as these derivative warrant liabilities will ultimately be settled for common shares and therefore the classification is not relevant.

4	Short term investments
Short term investments are comprised of available for sale investments as noted below:

	2017	2016
Available for sale (fair value)
Canadian Government Bond This investment is due February 27, 2019 with an initial cost of $3,945,000 and effective interest rate of 1.22%	3,887	—
Bank of Nova Scotia Treasury Note This note is due June 14, 2019 with an initial cost of $3,985,000 and effective interest rate of 1.49%.	3,945	—
	7,833	—

Fair value is determined by using quoted market prices. The company recorded a net loss of $78,000 on the change in fair value of short term investments through other comprehensive loss. This loss was attributable to the fair value adjustment of the outstanding short term investments held at December 31, 2017. The average duration of the interest-bearing securities is 1.4 years and the average yield to maturity is 1.37%. Short term investments held at fair value are classified as Level 2 in the fair value hierarchy.

(7)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

5	Property and equipment

	Leasehold improvements $	Office equipment and furniture $	Computer equipment and software $	Total $
Year ended December 31, 2017
As at January 1, 2017	5	5	19	29
Additions	—	—	25	25
Disposal	—	—	(1)	(1)
Amortization	(5)	(2)	(15)	(22)
Net book value	—	3	28	31
As at December 31, 2017
Cost	34	41	156	231
Accumulated amortization	(34)	(38)	(128)	(200)
Net book value	—	3	28	31
Year ended
Year ended December 31, 2016
As at January 1, 2016	16	8	12	36
Additions	—	—	15	15
Amortization	(11)	(3)	(8)	(22)
Net book value	5	5	19	29
As at December 31, 2016
Cost	34	41	139	214
Accumulated amortization	(29)	(36)	(120)	(185)
Net book value	5	5	19	29

6	Acquired intellectual property and other intangible assets

	Patents $	Acquired intellectual property and reacquired rights $	Total $
Year ended December 31, 2017
Opening net book value	922	14,628	15,550
Amortization for the year	(149)	(1,285)	(1,434)
Closing net book value	773	13,343	14,116
As at December 31, 2017
Cost	2,171	19,075	21,246
Accumulated amortization	(1,398)	(5,732)	(7,130)
Net book value	773	13,343	14,116

Year ended December 31, 2016
Opening net book value	1,084	15,913	16,997
Additions	10	—	10
Amortization for the year	(172)	(1,285)	(1,457)
Closing net book value	922	14,628	15,550
As at December 31, 2016
Cost	2,195	19,075	21,270
Accumulated amortization	(1,273)	(4,447)	(5,720)
Net book value	922	14,628	15,550

(8)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

7Accounts payable and accrued liabilities

	2017 $	2016 $
Trade payables	3,773	2,863
Other accrued liabilities	2,149	1,755
Employee accruals	2,037	1,173
	7,959	5,791

8	Licensing revenue and deferred revenue
We recorded licensing revenue of $418,000 for the year ended December 31, 2017 compared to $118,000 for the year ended December 31, 2016.
The increase in licensing revenue was the result of receiving $300,000 from Merck Animal Health ("MAH") in 2017. MAH entered into an agreement with us on April 17, 2017 whereby we granted them worldwide rights to develop and commercialize our patented nanomicellar voclosporin ophthalmic solution (“VOS”) for the treatment of Dry Eye Syndrome in dogs. Under the terms of the agreement, we received a Technology Access fee of $300,000.
We also recorded $118,000 in 2017 (2016-$118,000) as license revenue from the ongoing amortization of deferred revenue related to an upfront license payment of $1,500,000 received in 2010 pursuant to the 3Sbio Inc. license agreement. On August 23, 2010, the Company and 3SBio, Inc. (3SBio) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,500,000, which was originally recorded as deferred revenue. At December 31, 2017 deferred revenue remaining to be amortized was $560,000 of which $118,000 was allocated to the current portion and $442,000 to the long-term portion. This deferred revenue is being amortized into licensing revenue on a straight line basis to 2022.

9	Contingent consideration
The outstanding fair value of contingent consideration payable to ILJIN an affiliated shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 may be paid dependent on the achievement of pre-defined clinical and marketing milestones.
During 2017 the Company paid ILJIN $2,150,000 upon the achievement of two specific milestones.
At December 31, 2017, if all of the remaining milestones are met, the timing of these payments is estimated to occur as follows:

$
2018	100
2020	2,625
2021	5,125
7,850

The fair value estimates at December 31, 2017 were based on a discount rate of 10% (2016 - 10%) and a presumed payment range between 50% and 75% (2016- 50% and 95%). The 2016 range included probabilities of 95% that were related to the milestones paid out in 2017.The fair value of this contingent consideration as at December 31, 2017 was estimated to be $3,792,000 (December 31, 2016 - $5,440,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The change in the revaluation amounts in 2017 resulted primarily from the change in the passage of time and the achievement of two milestones. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $502,000 for the year ended December 31, 2017.

(9)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

In 2016 the Company achieved a positive 24-week primary endpoint result in the Phase 2b clinical LN trial. As such, while no milestone was attached to this positive primary endpoint result, it was an event that triggered an adjustment of the probability of success of the milestones such that the probability of success factors were increased for the milestones. As a result of the adjustments to the probability factors, the probability adjusted payment ranges were increased from 50% to 95% as at December 31, 2016. The change in probability factors for the milestones and the passage of time resulted in a revaluation of contingent consideration expense of $1,630,000 for the year ended December 31, 2016.

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $580,000 as at December 31, 2017. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $579,000 as at December 31, 2017. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $208,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $226,000.

10	Derivative warrant liabilities
In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant) . Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2017	6,388	7,405	3,748	1,733	10,136	9,138
Conversion to equity (common shares) upon exercise of warrants	(2,865)	(12,421)	(2,010)	(8,848)	(4,875)	(21,269)
Revaluation of derivative warrant liability upon exercise of warrants	—	(3,844)	—	(1,013)	—	(4,857)
Revaluation of derivative warrant liability	—	17,808	—	10,973	—	28,781
Balance at December 31, 2017	3,523	8,948	1,738	2,845	5,261	11,793

Balance at January 1, 2016	—	—	4,548	5,499	4,548	5,499
Issuance of warrants pursuant to December 28, 2016 financing	6,388	7,223	—	—	6,388	7,223
Conversion to equity (common shares) upon exercise of warrants	—	—	(800)	(1,852)	(800)	(1,852)
Revaluation of derivative warrant liability	—	182	—	(1,914)	—	(1,732)
Balance at December 31, 2016	6,388	7,405	3,748	1,733	10,136	9,138
Derivative warrant liability related to December 28, 2016 Bought Deal public offering
On December 28, 2016, the Company completed a $28,750,000 Bought Deal public offering (the Offering). Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

(10)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense.
In 2017, certain holders of warrants exercised at $3.00 per share for a gross proceeds of $8,596,000. These Warrants had an estimated fair value of $16,266,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount $12,421,000 was transferred from derivative warrant liabilities to equity (common shares) and $3,844,000 was recorded through the statement of operations and comprehensive loss as a part of the change in estimated fair value of derivative warrant liabilities. No warrants were exercised during the same period in 2016.
The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.
As at December 31, 2017, the Company revalued the remaining derivative warrants at an estimated fair value of $8,948,000 (December 31, 2016 – $7,405,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $17,808,000 for the year ended December 31, 2017 (2016 - $182,000).
The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2017 and December 31, 2016.

	2017	2016
Annualized volatility	55%	76%
Risk-free interest rate	2.08%	1.92%
Life of warrants in years	3.99	5.00
Dividend rate	0.0%	0.0%
Market price	4.53	2.10
Fair value per Warrant	2.54	1.16
Derivative warrant liability related to February 14, 2014 private placement offering
On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.
In 2017, certain holders of these Warrants elected this option and the Company issued 1,154,000 common shares on the cashless exercise of 1,983,000 Warrants. These Warrants had an estimated fair value of $9,861,000 at the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount, $8,848,000 was transferred from derivative warrant liabilities to equity (common shares) and $1,013,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities. One holder of 27,000 warrants exercised these warrants for cash and received 27,000 common shares. The Company received cash proceeds of $88,000.
In 2016, certain holders of these Warrants elected the cashless exercise option and the Company issued 256,860 common shares on the exercise of 800,432 Warrants with an estimated fair value of $1,852,000.
As at December 31, 2017, the Company revalued the remaining derivative warrant liability at an estimated fair value of $2,845,000 (December 31, 2016 – $1,733,000). The Company recorded an increase in the estimated fair value of the derivative warrant liability of $10,973,000 (2016 – decrease in the estimated fair value of the derivative warrant liability $1,914,000).
The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

(11)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on December 31, 2017 and December 31, 2016.

	2017	2016
Annualized volatility	48%	61%
Risk-free interest rate	1.76%	1.21%
Life of warrants in years	1.12	2.12
Dividend rate	0.0%	0.0%
Market price	4.53	2.10
Fair value per Warrant	1.64	0.46
These derivative warrant liabilities are Level 3 recurring fair value measurements.
The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $1,672,000 as at December 31, 2017. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $1,945,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $524,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $523,000 as at December 31, 2017.

11	Share capital

a)	Common shares
Authorized
Unlimited common shares without par value
Issued

	Common shares
	Number (in thousands)	$
Balance as at January 1, 2017	52,808	299,815
Issued pursuant to Public Offering	25,645	162,324
Issued pursuant to exercise of warrants	85	297
Issued pursuant to exercise of derivative liability warrants (note 10)	4,020	29,953
Issued pursuant to exercise of stock options	1,494	6,811
Balance as at December 31, 2017	84,052	499,200

Balance as at January 1, 2016	32,287	261,645
Issued pursuant to Bought Deal public offering	12,778	19,574
Issued pursuant to ATM Facilities	3,445	7,821
Issued pursuant to June 22, 2016 private placement	3,000	5,871
Issued pursuant to exercise of warrants	1,001	2,852
Issued pursuant to exercise of derivative liability warrants (note 10)	257	1,852
Issued pursuant to exercise of stock options	40	200
Balance as at December 31, 2016	52,808	299,815

2017
March 20, 2017 public offering
On March 20, 2017 the Company completed a public offering of 25,645,000 common shares at a price of $6.75 per share. The offering included 3,345,000 common shares from the overallotment exercised by the underwriters. Gross proceeds from this Offering were $173,104,000 and the share issue costs totaled $10,780,000 which included a 6% underwriting commission of $10,386,000 and other offering expenses.

(12)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

2016
Bought Deal public offering
On December 28, 2016, the Company completed a Bought Deal public offering for gross proceeds of $28,750,000 as described in note 10.
Share issue costs were $2,606,000 and included a 7.0% cash commission of $2,012,000 paid to placement agents and filing, legal and other professional fees of $594,000 directly related to the Offering. $655,000 of the share issue costs were allocated to the derivative warrant liability and expensed in 2016 in other expense (income).
At the Market (ATM) Facilities
In 2016 the Company entered into two Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. (Cantor Fitzgerald) pursuant to which the Company sold common shares, through ATM offerings with Cantor Fitzgerald acting as sales agent. Pursuant to Canadian securities rules, the Company was limited to raising $8,000,000 under this specific ATM offering.
Pursuant to this agreement, the Company issued 3,306,000 common shares, receiving gross proceeds of $8,000,000. Share issue costs were $471,000 and included a 3% commission of $240,000 paid to the agent and professional fees and filing fees of $231,000 directly related to the ATM.
On November 9, 2016 the Company entered into a second Controlled Equity Offering Sales Agreement with Cantor Fitzgerald pursuant to which the Company sold common shares, through ATM offerings with Cantor Fitzgerald acting as sales agent. Pursuant to Canadian securities rules, the Company was limited to raising $8,000,000 under this specific ATM offering.
Pursuant to this agreement the Company issued 139,000 common shares in 2016, receiving gross proceeds of $396,000. Share issue costs were $104,000 and included a 3% commission of $12,000 paid to the agent and professional fees and filing fees of $92,000 directly related to the ATM.
Pursuant to the completion of the March 20, 2017 public offering the ATM facility was cancelled by the company.
Private placement
On June 22, 2016, the Company completed a private placement. Under the terms of the private placement, the Company issued 3,000,000 units (the Units) at a price of $2.36 per Unit for a gross proceeds of $7,080,000. Each Unit consisted of one common share and 0.35 of a common share purchase warrant (a Warrant), exercisable for a period of two years from the date of issuance at an exercise price of $2.77.
Share issue costs were $440,000 and included a cash commission of $250,000 paid to the agent and legal and filing fees of $190,000 directly related to the private placement.

b)	Warrants
Issued

	Warrants
	Number (in thousands)	$
Balance as at January 1, 2017	1,257	971
Warrants exercised	(85)	(65)
Balance as at December 31, 2017	1,172	906

Balance as at January 1, 2016	1,368	1,297
Issued pursuant to June 22, 2016 private placement	1,050	769
Warrants exercised	(1,001)	(947)
Warrants expired	(160)	(148)
Balance as at December 31, 2016	1,257	971

On June 22, 2016, pursuant to the private placement noted above, the Company issued 1,050,000 warrants to purchase common shares at a price of $2.77 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $769,000, net of share issue costs of $51,000.

(13)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

The following assumptions were used to estimate the fair value of the warrants issued pursuant to the June 22, 2016 private placement: expected volatility of 50% a risk free interest rate of 0.75%. Expected life of the warrants was 2.0 years the dividend rate was 0.0%. The market price on the date of issue of these warrants was $2.36 and the fair value per warrant using the Black-Scholes option pricing model was $0.78.
A summary of the outstanding warrants as at December 31, 2017 is presented below:

Expiry date	Number (in thousands)	Weighted average exercise price $
Exercisable in CA$
June 26, 2018 (CA$2.50)	190	1.99
December 31, 2018 (CA$2.00)	14	1.59
	204	1.97
Exercisable in US$
June 22, 2018	968	2.77
February 14, 2019 (note 10)	1,848	3.22
December 28, 2021 (note 10)	3,523	3.00
	6,543	3.00

c)	Stock options and compensation expense
A summary of the stock options outstanding as at December 31, 2017 and 2016 and changes during the years ended on those dates is presented below:

	2017		2016
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of year	4,052	3.74	2,713	4.00
Granted pursuant to Stock Option Plan	2,729	5.44	1,470	3.43
Granted pursuant to Section 613(c) of TSX manual	—	—	200	3.66
Exercised	(1,494)	3.42	(40)	3.50
Expired	—	—	(70)	7.00
Cancelled	—	—	(26)	3.50
Forfeited	(423)	3.54	(195)	3.94
Outstanding – End of year	4,864	4.80	4,052	3.74
Options exercisable – End of year	2,834	4.25	2,857	3.88
On June 8, 2016, the Shareholders of the Company approved the amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.
Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at December 31, 2017, there were 84,052,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 10,504,000 options available for issuance under the Stock Option Plan. An aggregate total of 4,680,000 options are presently outstanding in the Stock Option Plan, representing 5.6% of the issued and outstanding Common Shares of the Company.
In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. In 2017, this employee exercised 16,000 of these options to hold 184,000. These options are recorded outside of the Company’s stock option plan.

(14)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.
A summary of the stock options granted pursuant to the Stock Option Plan for the years ended December 31, 2017 and 2016 is presented below:
Year ended December 31, 2017

Grant date	Grant price US$	Grant price CA$	Number
January 20, 2017 - New Director (3)	2.74	3.65	10
January 27, 2017 - Employee (4)	3.02	3.96	25
February 9, 2017 - Chief Executive Officer (6)	3.20	4.21	1,050
February 9, 2017 - Officers(4)	3.20	4.21	747
February 9, 2017 - Employees (4)	3.20	4.21	89
February 16, 2017 - Directors (3)	3.62	4.73	50
April 26, 2017 - Officer (5)	6.95	9.45	50
April 26, 2017 - Employees (5)	6.95	9.45	183
April 26, 2017 - Directors (5)	6.95	9.45	100
June 23, 2017 - New Director (3)	6.40	8.48	50
July 5, 2017 - New Officer (5)	6.24	8.10	280
September 20, 2017 - New Employees (5)	6.19	7.59	60
October 25, 2017 - New Employee (5)	5.72	7.30	5
November 20, 2017 - New Employees (5)	5.13	6.56	30
			2,729

Year ended December 31, 2016

Grant Date	Grant price US$	Grant Price CA$	Number
March 23, 2016 - Directors (1)	3.00	3.96	60
March 30, 2016 - Officers (1)	3.02	3.91	180
March 30, 2016 - Employees (1)	3.02	3.91	40
March 31, 2016 - Officers (1)	2.90	3.76	40
June 17, 2016 - Officer (2)	2.48	3.20	1,000
July 12, 2016 - Officer (2)	3.05	4.00	100
July 21, 2016 - Officer (2)	3.03	3.95	40
December 14, 2016 - New Director (3)	2.78	3.65	10
			1,470

1.	These options vest in equal amounts over 12 months and are exercisable for a term of five years.

2.	These options vest in equal amounts over 36 months and are exercisable for a term of five years.

3.	These options vest in equal amounts over 12 months and are exercisable for a term of ten years.

4.	These options vest in equal amounts over 36 months and are exercisable for a term of ten years.

5.	These options vest 12/36 on the 12-month anniversary date and thereafter 1/36 per month over the next 24 months and are exercisable for a term of ten years.

6.	One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months and are exercisable for a term of ten years.

Application of the fair value method resulted in charges to stock-based compensation expense of $4,242,000 for the year ended December 31, 2017 (2016 – $1,383,000) with corresponding credits to contributed surplus. For the year ended December 31, 2017, stock compensation expense has been allocated to research and development expense in the amount of $993,000 (2016 – $330,000) and corporate, administration and business development expense in the amount of $3,249,000 (2016 – $1,053,000).

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Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

If the stock price volatility was higher by a factor of 10% on the option grant dates in 2017, this would have increased annual stock compensation expense by approximately $262,000. If the stock price volatility was lower by a factor of 10% on the grant date, this would have decreased annual stock compensation expense by approximately $287,000.
The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted in 2017 and 2016.
The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.
The following weighted average assumptions were used to estimate the fair value of the options granted during the year ended December 31:

	2017	2016
Annualized volatility	74%	74%
Risk-free interest rate	1.31%	0.60%
Expected life of options in years	6.6 years	4.0 years
Estimated forfeiture rate	25.5%	16.9%
Dividend rate	0.0%	0.0%
Exercise price	$4.12	$2.68
Market price on date of grant	$4.12	$2.68
Fair value per common share option	$2.79	$1.47
The following table summarizes information on stock options outstanding as at December 31, 2017:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Number outstanding (in thousands)
3.20 - 3.96	882	4.08	741
4.00 - 4.73	3,212	6.36	1,983
5.19 - 6.56	62	5.95	32
7.30 - 7.59	65	9.73	—
8.10 - 8.48	330	9.50	25
9.45	313	9.32	53
	4,864	6.39	2,834

12	Nature of expenses

	2017 $	2016 $
Research and development
Contract research organizations (CROs) and other third party clinical trial expenses	21,634	10,178
Drug supply and distribution	7,124	1,800
Salaries, incentive pay and employee benefits	3,065	1,622
Travel, insurance, patent annuity fees, legal fees and other	1,114	604
Stock compensation expense	993	330
	33,930	14,534

(16)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

	2017 $	2016 $
Corporate, administration and business development
Salaries, incentive pay, director fees and employee benefits	4,239	2,902
Professional and consulting fees	2,125	1,664
Stock compensation expense	3,249	1,053
Rent, insurance, information technology and other public company operating costs	1,327	829
Travel, tradeshows and sponsorships	1,156	522
	12,096	6,970

13	Other expense (income)

	2017 $	2016 $
Finance income
Interest income	(1,040)	(27)
Loss on sale of short term investments	338	—
	(702)	(27)
Other
Revaluation adjustment on contingent consideration (note 9)	502	1,630
Foreign exchange loss (gain) and other	4	(26)
Loss (gain) on disposal of equipment	1	(19)
Share issue costs allocated to derivative warrants (note 10)	—	655
	507	2,240
	(195)	2,213

14	Income taxes
As at December 31, 2017, the Company has available Canadian non-capital losses in the amount of $117,232,000 (2016 – $73,002,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $1,409,000 (2016 – $1,158,000) available to reduce future Canadian income taxes otherwise payable.
The losses and credits will expire as follows:

	Non-capital losses carried forward $	Federal investment tax credits $
2029	3,294	30
2030	2,341	50
2031	1,777	280
2032	7,224	184
2033	5,546	75
2034	13,036	131
2035	18,753	203
2036	22,142	206
2037	44,119	250

(17)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

As at December 31, 2017 and December 31, 2016, temporary differences for which no deferred tax asset was recognized were as follows:

	2017 $	2016 $
Deferred tax assets (liabilities)
Loss carry-forwards	31,700	19,347
Share issue costs	3,364	1,425
Deferred revenue and contingent consideration	1,175	868
Property and equipment	2	2
Intangible assets	1,507	606
Other	159	76
	37,907	22,324
Potential tax assets not recognized	(37,907)	(22,324)
Net deferred tax assets	—	—
Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the consolidated statements of financial position.
The difference between the expected income tax recovery based on a 27.0% (2016 – 26.5%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2017 $	2016 $
Expected recovery at the statutory rate	(19,135)	(6,184)
Non-taxable revaluation of warrant liabilities	6,459	(459)
Non-deductible expenses including stock compensation	1,418	589
Unrecognized deductible temporary differences	11,258	6,054
Total income tax recovery	—	—

15	Net loss per common share
Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2017 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the year ended December 31, 2017 because to do so would be anti-dilutive.
The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2017 $	2016 $
Net loss for the year	(70,792)	(23,295)

	Number	Number
Weighted average common shares outstanding	76,918	35,285
	$	$
Net loss per common share (expressed in $ per share)	(0.92)	(0.66)

(18)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2017	2016
Stock options	1,222	42
Warrants (derivative liabilities)	2,415	—
Warrants (equity)	632	64
	4,269	106

16	Segment disclosures
The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.
The following geographic information reflects revenue based on customer location.

	2017 $	2016 $
Revenue
United States	300	—
China	118	118
Switzerland	2	—
Canada	—	55
	420	173

17	Supplementary cash flow information
Net change in other operating assets and liabilities

	2017 $	2016 $
Accounts receivable	(23)	(39)
Prepaid expenses and deposits	2	(949)
Clinical trial contract deposits	(448)	—
Accounts payable and accrued liabilities	2,168	2,458
	1,699	1,470
Interest received	973	34

(19)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

Cash flows from financing and investing activities:

	Short term investments	Contingent consideration	Derivative warrants December 28, 2016	Derivative warrants February 14, 2014	Common shares	Warrants	Contributed surplus
Balance at January 1, 2017	—	(5,440)	(7,405)	(1,733)	(299,815)	(971)	(17,017)
Cash flow - Purchases	97,996	—	—	—	—	—	—
Cash flow - Disposals	(90,018)	—	—	—	—	—	—
Cash flow - Payments made	—	2,150	—	—	—	—	—
Cash flow - Net proceeds from public offering	—	—	—	—	(162,324)	—	—
Cash flow - Proceeds from exercise derivative warrants	—	—	8,596	88	(8,684)	—	—
Cash flow - Proceeds from exercise warrants	—	—	—	—	(232)	—	—
Cash flow - Proceeds from exercise options	—	—	—	—	(3,912)	—	—
Non-cash changes - Conversion to Common Shares	—	—	3,825	8,760	(21,334)	65	2,899
Non-cash changes - Fair value adjustments	(78)	(502)	(17,808)	(10,973)	(2,899)	—	—
Non-cash changes - Stock Based Compensation	—	—	—	—	—	—	(4,242)
Non-cash changes - Other	(67)	—	3,844	1,013	—	—	—
Balance at December 31, 2017	7,833	(3,792)	(8,948)	(2,845)	(499,200)	(906)	(18,360)

18	Related parties
Compensation of key management
Key management includes directors and officers of the Company. Compensation awarded to key management was composed of the following:

	2017 $	2016 $
Salaries, short-term employee benefits	2,961	2,077
Bonuses accrued or paid	1,300	623
Severance costs	544	572
Director fees	217	265
Stock-based compensation	3,560	1,215
	8,582	4,752
Other
Stephen P. Robertson, a partner at Borden Ladner Gervais (BLG) acts as the Company’s corporate secretary. The Company incurred legal fees in the normal course of business to BLG of $255,000 for the year ended December 31, 2017 ($308,000 for the year ended December 31, 2016). We have no ongoing contractual or other commitments as a result of engaging Mr. Robertson to act as our corporate secretary. Mr. Robertson receives no additional compensation for acting as the corporate secretary beyond his standard hourly billing rate.

(20)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

The outstanding contingent consideration payable to ILJIN, an affiliated shareholder, is the result of an Arrangement Agreement (the ‘Arrangement Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. At December 31, 2017, pursuant to the Arrangement Agreement, payments of up to $7.85 million may be payable and are based on the achievement of pre-defined clinical and marketing milestones. The contingent consideration payable to ILJIN is more fully discussed in note 9 of the audited consolidated financial statements for the year ended December 31, 2017.

19	Commitments and contingencies
The Company entered into an agreement, effective June 1, 2014, to sublease 5,540 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. The estimated base rent plus operating costs on a monthly basis for the period from January 1,2018 to May 31, 2019 is approximately $11,000 per month.
The Company entered into an agreement on November 14, 2014 to lease 1,247 square feet of office space for a term of two years commencing on January 1, 2015 for the Edmonton, Alberta registered office where the Company’s finance group is located. The lease was extended for a term of one year to December 31, 2017 and subsequently renewed for an additional term to December 31, 2018 at a cost of approximately $1,400 per month on the same terms as the original lease.
The Company has entered into contractual obligations for services and materials required for its clinical trial program, drug manufacturing and other operational activities.
Future minimum lease payments for its premises and the minimum amount to exit the Company’s contractual commitments are as follows:

	Operating leases $	Purchase obligations $
2018	152	3,198
2019	56	2,716
	208	5,914
Contingencies

i)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)
The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)
The Company entered into an agreement dated February 14, 2014 whereby the Company is required to pay a third party a royalty equivalent to 2% of royalties received on the sale of voclosporin by licensees and/or 0.3% of net sales of voclosporin sold directly by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, then the Company would be required to pay 0.3% of the value attributable to voclosporin in the transaction.

iv)
The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

(21)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

20	Capital management
The Company's objective in managing capital, consisting of shareholders' equity, with cash, cash equivalents and short term investments being its primary components, is to ensure sufficient liquidity to fund research and development activities, corporate, administration and business development expenses and working capital requirements.The capital management objective of the Company remains the same as that in the previous period.
Over the past two years, the Company has raised capital via public and private equity offerings and drawdowns under two ATM facilities as its primary sources of liquidity, as discussed in note 11 - Share capital.
As the Company's policy is to retain cash to keep funds available to finance the activities required to advance the Company's product development it does not currently pay dividends. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

21	Financial instruments and fair values
As explained in note 2, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the consolidated statements of operations and comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for most liabilities, amortized cost.
In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1 – defined as observable inputs such as quoted prices in active markets.

•	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3 – defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined the carrying values of its short-term financial assets and financial liabilities, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of contingent consideration is included in note 9, and information on the fair value of derivative warrant liability is included in note 10.
Financial risk factors
The Company’s activities can expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

•	Liquidity risk
Liquidity risk is the risk the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage, as discussed in note 20. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s budget, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in US denominated term deposits with 30 to 90-day maturities, and short term investments consisting of bonds and treasury notes issued by banks with maturities not exceeding two years to ensure the Company’s liquidity needs are met.
All of the Company’s financial liabilities are due within one year except for the contingent consideration, as described in note 9, and the derivative warrant liability, as described in note 10.

(22)

Aurinia Pharmaceuticals Inc. Notes to Consolidated Financial Statements December 31, 2017 and December 31, 2016
(expressed in US dollars, tabular amounts in thousands)

•	Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.
Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates and the short term investments are comprised of low risk bank bonds with a maturity of two years or less. Accounts receivable and accounts payable and accrued liabilities bear no interest.
The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s exposure to interest rate risk as at December 31, 2017 is considered minimal as the majority of its financial resources are held as cash and cash equivalents.
•Foreign currency risk
The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk variations in exchange rates between the US dollars and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results.
The following table presents the Company’s exposure to the Canadian dollar:

	2017 $	2016 $
Cash and cash equivalents	125	103
Accounts receivable	28	8
Accounts payable and accrued liabilities	(1,657)	(1,184)
Net exposure	(1,504)	(1,073)

	Reporting date rate
	2017 $	2016 $
CA$ – US$	0.797	0.745
Based on the Company’s foreign currency exposure noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the CA$ would have increased the net loss by $151,000 assuming all other variables remained constant. An assumed 10% weakening of the CA$ would have had an equal but opposite effect to the amounts shown above, on the basis all other variables remain constant.
Credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short term investments which were held at three major Canadian banks. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

22	Subsequent event
Grant of stock options
Subsequent to year-end, the Company granted 2,828,000 stock options to the officers, directors and employees of the Company at a weighted average price of $5.27 (CA $6.51).

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